Exhibit 99.49

WonderFi Partners with DeFi Pulse to Offer Industry-Leading Indexes

Vancouver, British Columbia--(Newsfile Corp. - October 15, 2021) - WonderFi Technologies Inc. (NEO: WNDR) (OTC Pink: WONDF) (WKN: A3C166) (the “Company” or “WonderFi”) today announced that it has partnered with DeFi Pulse Inc. (“DeFi Pulse”), a firm that designs indexes for decentralized finance (“DeFi”), to offer digital asset indexes through the WonderFi App.

DeFi Pulse creates, maintains, and licenses financial indexes for a decentralized world. The DeFi Pulse Index - DeFi Pulse’s flagship offering - has emerged as a reliable benchmark for the performance of the overall DeFi sector on Ethereum. “The market’s reception to the DeFi Pulse Index is reflected in the rate of adoption of the DPI token, designed around the DeFi Pulse Index and offered by the Index Coop. We are pleased to partner with WonderFi to continue to grow the DeFi Pulse Index,” said Etienne Royole, CEO of DeFi Pulse.

The DeFi Pulse Index includes the top DeFi assets available on Ethereum which have significant usage and show a commitment to ongoing maintenance and development. Currently comprising seventeen assets weighted by circulating supply, the DeFi Pulse Index employs a transparent methodology and undergoes monthly rebalances to reflect the current state of the market and keep up with the pace of development.

“The DeFi Pulse Index is an excellent way to gain exposure to the DeFi market and is analogous to index products in the traditional capital markets,” commented Ben Samaroo, CEO of WonderFi. “Partnering with DeFi Pulse to offer this index through WonderFi aligns us with the leading index provider in the sector, and creates an opportunity for us to bring new index products to market with DeFi Pulse and Index Coop as the market matures.”

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(778) 843-9637

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi’s executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital, Hut 8 and BIGG Digital. WonderFi’s core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: the use of the DeFi Pulse Index within the WonderFi platform and the creation of newindexes.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to work effectively with strategic investors; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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